Exhibit 99.1

AGENCY AGREEMENT

Effective as of March 31, 2023

Engine Gaming and Media, Inc.

3000 – 77 King St. W.

P.O. Box 95, TD Centre North Tower

Toronto, ON M5K 1G8

Attention:	Lou Schwartz
Chief Executive Officer

The undersigned, Roth Canada, Inc., as lead agent (“Roth” or the “Agent”), understand that Engine Gaming and Media, Inc. (the “Corporation”) proposes to issue and sell up to 7,200,000 subscription receipts of the Corporation (the “Initial Subscription Receipts”) at a price of USD$1.25 per Initial Subscription Receipt (the “Offering Price”) to raise up to USD$9,000,000 (the “Offering”).

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Agent an option (the “Over-Allotment Option”) to purchase up to an additional 1,080,000 Subscription Receipts of the Corporation (the “Additional Subscription Receipts”) at a price of USD$1.25 per Additional Subscription Receipt for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Initial Subscription Receipts and the Additional Subscription Receipts are collectively referred to herein as the “Offered Subscription Receipts”.

The Offered Subscription Receipts will be created pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into between the Corporation, Roth and Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”), to be dated as of the Closing Date (as hereinafter defined). Each Subscription Receipt will, upon satisfaction of the Escrow Release Conditions (as hereinafter defined) on or before the Escrow Release Deadline (as hereinafter defined) and subject to the terms of the Subscription Receipt Agreement and as described in the Prospectus Supplements (as hereinafter defined), entitle the holder to receive, among other things, without any further action on the part of such holder and without payment of additional consideration, one common share of the Corporation (an “Underlying Share”).

Unless the consent of holders of not less than sixty-six and two-thirds percent (66⅔%) of the then outstanding Offered Subscription Receipts is obtained pursuant to the terms of the Subscription Receipt Agreement, in the event that (i) the Escrow Release Conditions are not satisfied or waived (to the extent such waiver is permitted) prior to 5:00 p.m. (Toronto time) on April 30, 2023 (the “Escrow Release Deadline”); (ii) prior to the Escrow Release Deadline, the Corporation delivers to the Agent and the Subscription Receipt Agent a notice, executed by the Corporation, declaring that the Arrangement Agreement (as hereinafter defined) has been terminated by the Corporation or that it does not intend to satisfy any of the Escrow Release Conditions; or (iii) the Corporation formally announces to the public by way of a press release that it does not intend to satisfy any of the Escrow Release Conditions (each a “Termination Event”), and the date upon which such Termination Event occurs (the “Termination Date”), holders of Offered Subscription Receipts shall, commencing on the third Business Day (as defined in the Subscription Receipt Agreement) following the Termination Date, be entitled to receive from the Subscription Receipt Agent an amount equal to the Offering Price multiplied by the number of Offered Subscription Receipts held by such holder, plus their pro rata share of the Subscription Receipt Interest (as hereinafter defined) less any applicable withholding taxes thereon. To the extent the Escrowed Funds (as hereinafter defined) are not sufficient to satisfy amounts owing to holders of Offered Subscription Receipts referred to in the preceding sentence following a Termination Event, the Corporation will contribute such amounts necessary to satisfy any shortfall.

To the extent there is any inconsistency between the description of the terms of the Subscription Receipt Agreement contained in this Agreement (as hereinafter defined) or the Prospectus Supplements and the Subscription Receipt Agreement, the terms set forth in the Subscription Receipt Agreement shall govern.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States (as hereinafter defined) and in such jurisdictions outside Canada and the United States as determined appropriate by the Agent.

The Agent understands that the Corporation has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) (i) a preliminary short form base shelf prospectus dated November 16, 2020 (together with the Documents Incorporated by Reference (as hereinafter defined) therein, the “Canadian Preliminary Base Shelf Prospectus”) and (ii) a final short form base shelf prospectus dated March 25, 2021 (together with the Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Final Base Shelf Prospectus”), in respect of up to USD$150,000,000 aggregate offering price of Common Shares, preference shares, warrants to purchase Common Shares, subscription receipts (entitling the holder to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, preferred shares, debt securities, warrants or any combination thereof), debt securities and units comprising one or more of the foregoing in one or more offerings, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Corporation has received a Prospectus Receipt (as hereinafter defined) for the Canadian Preliminary Base Shelf Prospectus on November 16, 2020 and for the Canadian Final Base Shelf Prospectus on March 25, 2021.

The Agent also understands that the Corporation has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Multi-Jurisdictional Disclosure System adopted by the SEC and Canadian securities administrators (the “MJDS”), a registration statement on Form F-10, as amended (File No. 333-254709), covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Final Base Shelf Prospectus under the U.S. Securities Act (as hereinafter defined) (the Canadian Final Base Shelf Prospectus, together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus”). The Canadian Final Base Shelf Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses”. The Corporation has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as hereinafter defined).

In addition, the Agent also understands that the Corporation will prepare and file as promptly as possible and in any event (i) by the earlier of the date a Canadian Prospectus Supplement (as hereinafter defined) is first sent or delivered to a purchaser in the Offering and two business days from the public announcement of the Offering, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”) in order to qualify for distribution to the public the Offered Subscription Receipts in all of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”) through the Agent or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Agent and (ii) with the SEC, within one business day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”). The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements”. The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Shelf Prospectus for which a Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”.

The Corporation’s registration statement on Form F-10, as amended (File No. 333-254709), including the U.S. Prospectus (as hereinafter defined), each as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the Documents Incorporated by Reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the SEC after the Effective Date (as hereinafter defined) of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Prospectus at any time on or prior to the Closing Date. The term “Canadian Prospectus” shall refer to the Canadian Final Base Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement, including for greater certainty, in each case, the Documents Incorporated by Reference therein.

Any reference herein to any “amendment” or “supplement” to the Base Prospectuses or the Prospectuses (as hereinafter defined) shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of the Base Prospectuses or the Prospectuses, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Canadian Securities Laws (as hereinafter defined) and the U.S. Securities Act, as applicable and (ii) any such document so filed. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

The information listed in Schedule “A” hereto is hereinafter referred to collectively as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 4:00 p.m. (Eastern Time) on the date of this Agreement.

The Corporation and the Agent agree that (i) any offers or sales of the Offered Subscription Receipts in Canada will be conducted through the Agent, or one or more affiliates of the Agent, duly registered in compliance with applicable Canadian Securities Laws, or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Agent; and (ii) any offers or sales of the Offered Subscription Receipts in the United States will be conducted through the Agent, or one or more affiliates of the Agent, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of Financial Industry Regulatory Authority, Inc.

In consideration of the services rendered and to be rendered by the Agent hereunder, the Corporation agrees to pay to Roth: (1) at the Closing Time (as hereinafter defined), 50% of the Agent Fee relating to the Subscription Receipts; (2) at the Closing Time, a corporate finance fee of USD$125,000 (the “Corporate Finance Fee”); and (iii) upon satisfaction of the Escrow Release Conditions, 50% of the Agent Fee relating to the Subscription Receipts. The payment of the Agent Fee and the Corporate Finance Fee at the Closing Time will be reflected by the Agent making payment of the gross proceeds of the sale of the Offered Subscription Receipts to the Corporation less the amount of 50% of the Agent Fee and the Corporate Finance Fee. The Corporation and the Agent acknowledge and agree that there shall be no Agent Fee payable on gross proceeds raised from the sale of Offered Subscription Receipts to the President’s List Purchasers (as hereinafter defined). If the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline and the funds held by the Subscription Receipt Agent are returned to the holders of the Subscription Receipts, the Agent Fee under this Agreement shall consist solely of the portion of the Agent Fee payable at the Closing Time.

1.	Interpretation

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

“Acquired Corporation” means GameSquare Esports Inc., a corporation incorporated under the laws of the Province of Ontario;

“Acquired Corporation Financial Information” means the financial information with respect to the Acquired Corporation included in and incorporated by reference into Schedule “E” of the Corporation’s management information circular dated January 23, 2023;

“Additional Subscription Receipts” has the meaning given to it in the second paragraph of this Agreement;

“affiliate”, “associate” and “subsidiary” have the respective meanings given to them in the Securities Act (Ontario);

“Agent Fee” means the cash fee payable to the Agent in an amount equal to 7.0% of the aggregate gross proceeds to the Corporation of the Offering which, for greater certainty, shall not be payable on Subscription Receipts issued to President’s List Purchasers;

“Agent” has the meaning given to it in the first paragraph of this Agreement;

“Agent’s Counsel” means Norton Rose Fulbright Canada LLP and Norton Rose Fulbright US LLP;

“Agreement” means this agency agreement, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means, collectively, and, as the context may require, Canadian Securities Laws and U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the twelfth paragraph of this Agreement;

“Arrangement” means the statutory plan of arrangement under the Business Corporations Act (Ontario), described in the Prospectus Supplement, pursuant to which the Corporation will acquire all of the outstanding securities of the Acquired Corporation on and subject to the terms and conditions set forth in the Arrangement Agreement;

“Arrangement Agreement” means the arrangement agreement dated as of December 7, 2022, between the Corporation and the Acquired Corporation, pursuant to which the Corporation will, directly or indirectly, consummate the Arrangement, as the same may be amended after the date hereof;

“Auditors” means Baker Tilly WM LLP, the auditors of the Corporation;

“Base Prospectuses” has the meaning given to it in eighth paragraph of this Agreement;

“Business Day” means a day that is not a Saturday, a Sunday, or a statutory or civic holiday in Toronto, Ontario;

“Canadian Final Base Shelf Prospectus” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Offering Documents” means the Canadian Prospectus, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Base Shelf Prospectus” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the tenth paragraph of this Agreement;

“Canadian Prospectus Supplement” has the meaning given to it in the ninth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral, and local policy statements, instruments, notices, blanket orders, and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning given to it in Section 8(a);

“Closing” means the completion of the issue and sale by the Corporation of the Initial Subscription Receipts on the Closing Date pursuant to this Agreement;

“Closing Date” means April 5, 2023 or such other date as the Corporation and the Agent may agree upon in writing;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agent may agree;

“Common Share” means a common share in the share capital of the Corporation;

“comparables” has the meaning given to it in NI 41-101;

“Contract” means any written or oral agreement, indenture, joint venture agreement, partnership, contract, lease, sublease, deed of trust, license, option, guarantee, instrument of indemnity, instrument, or other legally enforceable obligation of or in favour of the applicable person;

“Corporate Finance Fee” has the meaning given to it in the fourteenth paragraph of this Agreement;

“Corporate Records” has the meaning given to it in Section 7(n);

“Corporation” has the meaning given to it in the first paragraph of this Agreement;

“controlled”, “distribution”, “material change” and “material fact” have the respective meanings given to them in the Securities Act (Ontario), except where otherwise specified in this Agreement;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussions and analyses, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents, and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, but, for greater certainty, does not include documents superseded by other documents deemed to incorporated by reference into the Canadian Final Base Shelf Prospectus in accordance with the terms of the Canadian Final Base Shelf Prospectus;

“Effective Date” means the time the Registration Statement is declared or becomes effective;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, or other security interest;

“Escrow Release Conditions” has the meaning given to it in the Subscription Receipt Agreement;

“Escrow Release Deadline” has the meaning given to it in the fourth paragraph of this Agreement;

“Escrowed Funds” means the funds held in escrow by the Subscription Receipt Agent, together with all interest and other income earned thereon;

“Environmental Laws” has the meaning given to it in Section 7(ll)(i);

“Foreign Corruption Laws” has the meaning given to it in Section 7(tt)

“Form F-X” has the meaning given to it in the eighth paragraph of this Agreement;

“Financial Statements” has the meaning given to it in Section 7(t);

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state, or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Substances” has the meaning given to it in Section 7(ll)(i);

“IFRS” has the meaning given to it in Section 7(t);

“Indemnified Party” and “Indemnified Parties” have the respective meanings given to them in Section 8(a);

“Initial Subscription Receipts” has the meaning given to it in the first paragraph of this Agreement;

“Intellectual Property” means:

(a)	any trademarks, trade names, business names, brand names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, patent rights, franchises, formulae, processes, moral rights, domain names, databases, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), compositions, processes, procedures, techniques, pre-clinical and clinical data and results, technology and related goodwill and includes any licensing rights, agreements and other contracts and commitments relating to any of the foregoing;

(b)	any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or license rights therefore; and

(c)	any other intellectual or industrial property, in each case owned or used by the Corporation or the Subsidiary;

“knowledge of the Corporation” or “Corporation’s knowledge” means to the best of the knowledge of the senior management of the Corporation, after due inquiry;

“Law” means any federal, provincial, state, municipal, domestic or foreign law, statute, ordinance, regulation, rule, by-law, judgment, decree, order or award;

“Legal Proceeding” means any litigation, action, suit, investigation, hearing, claim, complaint, grievance, audit, arbitration proceeding, or other proceeding and includes both governmental and regulatory actions and includes any appeal or review and any application for the same;

“Losses” has the meaning given to it in Section 8(a);

“Marketing Documents” means the marketing materials approved in accordance with Section 3(b);

“Material Adverse Effect” means any event, fact, circumstance, development, change occurrence, or state of affairs (i) that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), or results of operations of the Corporation whether or not arising in the ordinary course of business or (ii) that would result in any of the Pricing Disclosure Package or the Prospectuses containing a misrepresentation or an untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, all within the meaning of Applicable Securities Laws;

“Material Agreements” mean any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation or a material portion of the assets thereof are bound which is material to the Corporation (on a consolidated basis);

“misrepresentation” means a misrepresentation for the purposes of Canadian Securities Laws or any of them or, where undefined under the applicable Canadian Securities Laws of a Qualifying Province, means: (i) an untrue statement of a material fact, (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, or (iii) any misleading information on a material fact as well as any pure and simple omission of a material fact;

“MJDS” has the meaning given to it in the eighth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(uu);

“Nasdaq” means the NASDAQ Capital Market;

“NI 33-105” means National Instrument 33 105 – Underwriting Conflicts;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44 102 – Shelf Distributions;

“Notice” has the meaning given to it in Section 19;

“Offered Subscription Receipts” has the meaning given to it in the second paragraph of this Agreement;

“Offering” has the meaning given to it in the first paragraph of this Agreement;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 15(a);

“Option Closing Time” has the meaning given to it in Section 15(a);

“Offering Documents” means the Canadian Offering Documents, and the U.S. Offering Documents;

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or Corporation (with or without share capital), limited liability corporation, trust, unincorporated association, joint venture, or other entity or authority;

“Personnel” has the meaning given to it in Section 8(a);

“President’s List Purchasers” means those purchasers participating in the Offering that have been pre-identified by the Corporation and agreed to in writing by Roth;

“Pricing Disclosure Package” has the meaning given to it in the twelfth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the eleventh paragraph of this Agreement;

“Prospectus Amendment” means any amendment to the Prospectuses;

“Prospectus Receipt” means the receipt issued by the Ontario Securities Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, and any Prospectus Amendment, as the case may be;

“Prospectus Supplements” has the meaning given to it in the ninth paragraph of this Agreement;

“Purchasers” means the purchasers of the Offered Subscription Receipts;

“Qualifying Jurisdictions” has the meaning given to it in the ninth paragraph of this Agreement;

“Registration Statement” has the meaning given to it in the tenth paragraph of this Agreement;

“Roth” has the meaning given to it in the first paragraph of this Agreement;

“RSUs” has the meaning given to it in Section 7(y);

“Sanctions” has the meaning given to it in Section 7(vv);

“SEC” has the meaning given to it in the eighth paragraph of this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shelf Information” has the meaning given to it in the ninth paragraph of this Agreement;

“Shelf Procedures” has the meaning given to it in NI 44-101 and NI 44-102;

“Subscription Receipt Agent” has the meaning given to it in the third paragraph of this Agreement;

“Subscription Receipt Agreement” has the meaning given to it in the third paragraph of this Agreement;

“Subscription Receipt Interest” means, in respect of each holder of Offered Subscription Receipts, their pro rata share of interest or other income earned on the investment of the Escrowed Funds from and including the Closing Date, to but excluding the Termination Date and their pro rata share of the interest that would have been earned on the Closing Payment if it were included in the Escrowed Funds;

“Subsidiaries” means the subsidiaries of the Corporation;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Subscription Receipts;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

“template version” has the meaning given to it in NI 41-101;

“Termination Date” has the meaning given to it in the fourth paragraph of this Agreement;

“Termination Event” has the meaning given to it in the fourth paragraph of this Agreement;

“Transfer Agent” means Computershare Investor Services Inc. and Computershare Trust Corporation, N.A., in their capacity as transfer agent for the Corporation, or any successor thereto;

“TSXV” means the TSX Venture Exchange;

“Underlying Share” has the meaning given to it in the third paragraph of this Agreement;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Base Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“U.S. Offering Documents” means the Registration Statement, the U.S. Prospectus, and the Pricing Disclosure Package;

“U.S. Prospectus” has the meaning given to it in the ninth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the ninth paragraph of this Agreement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities laws of the United States including, but not limited to, the U.S. Securities Act and the U.S. Exchange Act and the applicable state securities laws and the respective rules, regulations, orders, and rulings under such laws, together with applicable published policies, policy statements, and notices of the securities regulatory authorities in the United States and each applicable state.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “paragraph” and “Section” (unless otherwise indicated) are to the appropriate paragraphs and Sections of this Agreement. Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time, and any statute or regulation that may be passed that has the effect of supplementing or superseding the statute or regulation referred to.

2.	Distribution of the Offered Subscription Receipts

(a)	The Corporation hereby appoints the Agent as the Corporation’s sole agent to effect the sale of the Offered Subscription Receipts in the Offering Jurisdictions and in any other jurisdiction where the Offered Subscription Receipts may be lawfully offered for sale or sold, on a best efforts basis on the terms and conditions hereinafter provided. The Agent agrees to act as the Corporation’s agent for such purpose and to use its best efforts to effect the sale of the Offered Subscription Receipts on the Corporation’s behalf, directly and through its affiliates, subject to the terms and conditions hereinafter provided. It is understood that the Agent shall act as agent only and shall not at any time be obligated to purchase or to arrange for the purchase of any Offered Subscription Receipts. The Agent agrees to offer the Offered Subscription Receipts for sale only in accordance with, and in a manner permitted by, the Applicable Securities Laws. The Agent further agrees, subject to receipt of the same from the Corporation, to send a copy of all Prospectus Amendments to all persons to whom copies of the Canadian Prospectus are sent.

(b)	It is further understood and agreed that the Corporation shall be entitled to offer and sell Offered Subscription Receipts sold pursuant to the Offering to certain President’s List Purchasers; provided, however, that (i) the Agent shall not be required to conduct a suitability review in respect of sales by the Corporation of Offered Subscription Receipts to any President’s List Purchaser; and (ii) the Corporation shall indemnify and save harmless the Agent and any Indemnified Party for and against all losses relating to any sales of Offered Subscription Receipts by the Corporation to any President’s List Purchaser.

(c)	The Agent shall distribute the Offered Subscription Receipts in a manner that complies with all Applicable Laws in each jurisdiction into and from which they may offer to sell the Offered Subscription Receipts or distribute the Offering Documents, as applicable, in connection with the distribution of the Offered Subscription Receipts and will not, directly or indirectly, offer, sell or deliver any Offered Subscription Receipts or deliver the Offering Documents, as applicable, to any person in any jurisdiction other than in the Offering Jurisdictions, except in a manner which will not require the Corporation to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the Applicable Securities Laws of such other jurisdictions.

(d)	For purposes of this Section 2, the Agent shall be entitled to assume that the Offered Subscription Receipts and the Underlying Shares are qualified for distribution in any Qualifying Jurisdiction where a Prospectus Receipt shall have been obtained following the filing of the Canadian Prospectus, unless otherwise notified in writing by the Corporation.

(e)	Roth shall promptly notify the Corporation when, in its opinion, the distribution of the Offered Subscription Receipts has ceased and will provide to the Corporation, as soon as practicable thereafter, a breakdown of the number of Offered Subscription Receipts distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, as applicable, in the United States.

(f)	The Agent shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set forth in the Offering Documents.

(g)	Notwithstanding the foregoing provisions of this Section 2, the Agent will not be liable to the Corporation under this Section 2 with respect to a default by the Agent’s duly registered broker-dealer affiliate in the United States, as the case may be.

(h)	The Agent acknowledges that the Corporation is not taking any steps to qualify the Offered Subscription Receipts or the Underlying Shares for distribution or register the Offered Subscription Receipts or the Underlying Shares or the distribution thereof with any securities authority outside of the Offering Jurisdictions.

(i)	The Agent may appoint other registered dealers, or other dealers duly qualified in its respective jurisdictions, as agents to assist them in the Offering and the Agent may determine the remuneration payable by the Agent to such other dealers, which remuneration, if any, shall comprise a portion of the Agent Fee payable hereunder.

(j)	The Corporation shall co-operate in all respects with the Agent to allow and assist the Agent to participate fully in the preparation of the Canadian Prospectus Supplement and any Prospectus Amendment and shall allow the Agent and Agent’s Counsel to conduct all “due diligence” investigations that the Agent may reasonably require to fulfil its obligations as agents and to enable the Agent to responsibly execute any certificate required to be executed by the Agent in relation to such documentation and, in this regard, without limiting the scope of the due diligence inquiries the Agent may conduct, the Corporation shall cause its senior management, auditors, legal counsel and such other persons as the Agent may reasonably require, to answer any questions which the Agent may have and to participate in one or more due diligence sessions to be held prior to any Closing Date.

(k)	The Corporation will exercise its reasonable commercial efforts to cause its senior officers to make themselves available to provide such assistance with the marketing of the Offered Subscription Receipts as the Agent may reasonably require.

3.	Preparation of Prospectus; Marketing Materials; Due Diligence

(a)	During the period of the distribution of the Offered Subscription Receipts, the Corporation shall cooperate in all reasonable respects with the Agent to allow and assist the Agent to participate fully in the preparation of, and allow the Agent to approve (acting reasonably) the form and content of the Offering Documents and shall allow the Agent to conduct all “due diligence” investigations which the Agent may reasonably require to fulfil the Agent’s obligations under Applicable Securities Laws as underwriters and, in the case of the Supplementary Material, to enable the Agent to responsibly to execute any certificate required to be executed by the Agent.

(b)	Without limiting the generality of clause (a) above, during the distribution of the Offered Subscription Receipts:

(i)	the Corporation shall prepare, in consultation with Roth, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Agent to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Agent and the Agent’s Counsel, acting reasonably;

(ii)	Roth shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(iii)	the Corporation shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and Roth and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Ontario Securities Commission), and the Corporation shall provide a copy of such filed template version to the Agent as soon as practicable following such filing; and

(iv)	following the approvals and filings set forth in Section 3(b)(i) to (iii) above, the Agent may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(c)	The Corporation and the Agent, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(b).

4.	Material Changes

(a)	During the period from the date of this Agreement to the completion of the distribution of the Offered Subscription Receipts, the Corporation covenants and agrees with the Agent that it shall promptly notify the Agent in writing of:

(i)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation or, to the knowledge of the Corporation, of the Acquired Corporation and the Corporation (taken as a whole) or in or affecting the Arrangement;

(ii)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on or prior to the date of such document;

(iii)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Subscription Receipts are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation;

(iv)	the occurrence of any event as a result of which (i) the Registration Statement, as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus or the Pricing Disclosure Package, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading; or

(v)	the receipt of any material communication from any securities regulatory authority, including the TSXV and Nasdaq, or other authority relating to any of the Offering Documents, the Offering or the Arrangement.

(b)	The Agent agrees to cease the distribution of the Offered Subscription Receipts upon the Agent receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the distribution of the Offered Subscription Receipts until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(c)	The Corporation shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact, or otherwise; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Agent with a copy of such Supplementary Material or other document and consulting with the Agent with respect to the form and content thereof.

(d)	If during the distribution of the Offered Subscription Receipts there is any change in any Applicable Securities Laws, which results in a requirement to file a Prospectus Amendment, the Corporation shall, subject to the proviso in clause (b) above, make any such filing under Applicable Securities Laws as soon as possible.

(e)	The Corporation shall in good faith discuss with the Agent any fact or change in circumstances (actual, anticipated, contemplated, or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

5.	Deliveries to the Agent

(a)	The Corporation shall deliver or cause to be delivered to the Agent, forthwith:

(i)	copies of the Canadian Prospectus duly signed by the Corporation as required by the Laws of all of the Qualifying Jurisdictions and any Marketing Documents;

(ii)	copies of the Registration Statement, signed as required by the U.S. Securities Act and any documents included as exhibits to any such registration statement;

(iii)	copies of any Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the Laws of all of the Qualifying Jurisdictions;

(iv)	any amendments or supplements to the Registration Statement or the U.S. Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and any documents included as exhibits to the Registration Statement; and

(v)	confirmation from the Corporation, reasonably satisfactory in form and substance to the Agent and the Agent’s Counsel, that the Corporation has made application to the TSXV for listing of the Underlying Shares on the TSXV and notified the Nasdaq about the Offering.

provided, that with respect to (i) clauses (i) and (iii) of this Section 5(a) if the documents are publicly available on SEDAR, they shall be deemed to have been delivered to the Agent as required by this Section 5(a); and (ii) clauses (ii) and (iv) of this Section 5(a), if the documents are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, they shall be deemed to have been delivered to the Agent as required by this Section 5(a).

(b)	The Corporation shall as soon as practicable cause to be delivered to the Agent in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Prospectuses, excluding the Documents Incorporated by Reference, as the Agent shall reasonably require. The Corporation shall similarly cause to be delivered to the Agent commercial copies of any Supplementary Material, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries with respect to the Prospectuses, any Marketing Documents and any Supplementary Material shall be effected as soon as possible and, in any event, in Vancouver and Toronto by 12:00 p.m. (Toronto time) on the Business Day following filing of the Prospectuses or Prospectus Amendment, as the case may be, and in all other cities by 12:00 p.m. (Toronto time) on the second Business Day following filing of the Prospectuses or Prospectus Amendment, as the case may be, provided that the Agent has given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Agent of the Offering Documents in connection with the distribution of the Offered Subscription Receipts and the Underlying Shares in compliance with the provisions of this Agreement.

(c)	By the act of having delivered the Offering Documents to the Agent, (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Corporation shall have represented and warranted to the Agent that all information and statements (except information and statements relating solely to the Agent and expressly provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply in all material respects with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Subsidiaries and the Offering as required by the Applicable Securities Laws.

(d)	On or prior to the time of the filing of the Prospectus Supplement, the Corporation shall also deliver or cause to be delivered to the Agent:

(i)	a “long form” comfort letter from the Corporation’s Auditors, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and affiliates contained in the Offering Documents, which letters shall be in addition to the Auditors’ reports incorporated by reference in the Prospectuses; and

(ii)	a “long form” comfort letter from the Acquired Corporation’s auditors, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors of the Corporation, with respect to certain financial and accounting information relating to the Acquired Corporation and affiliates contained in the Offering Documents, which letters shall be in addition to the Auditors’ reports incorporated by reference in the Prospectuses.

6.	Regulatory Approvals

The Corporation will make all necessary filings, use commercially reasonable efforts to obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will use commercially reasonable efforts to qualify the Offered Subscription Receipts and Underlying Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Agent may designate and maintain such qualifications in effect for so long as required for the distribution of the Offered Subscription Receipts and the Underlying Shares.

7.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Agent as follows and acknowledges that the Agent is relying upon such representations, warranties and covenants in connection with its execution and delivery of this Agreement and the completion of the Offering:

(a)	Arrangement.

(i)	The Arrangement and the entry into of the Arrangement Agreement by the Corporation has been authorized by all necessary corporate action on the part of the Corporation.

(ii)	To the knowledge of the Corporation there are no facts or circumstances that would cause it to believe that the transactions contemplated under the heading “Recent Developments” in the Prospectus Supplement will not close on or before the Escrow Release Deadline substantially in accordance with the terms of the Arrangement Agreement and the disclosure set forth in the Prospectus Supplement.

(iii)	The representations and warranties of the Corporation in the Arrangement Agreement are true and correct in all material respects, or in all respects if already qualified by materiality, as of the date hereof, unless such a representation or warranty was provided as of a particular date, in which case it shall have been true and correct in all material respects, or in all respects if already qualified by materiality, as of such date.

(iv)	To the knowledge of the Corporation, the representations and warranties of the Acquired Corporation provided in the Arrangement Agreement are true and correct in all material respects, or in all respects if already qualified by materiality, as of the date hereof, unless such a representation or warranty was provided as of a particular date, in which case it shall have been true and correct in all material respects, or in all respects if already qualified by materiality, as of such date.

(v)	The Arrangement Agreement has not been terminated or amended nor have any terms and conditions thereof been waived, in each case in a manner that would be materially adverse to the terms and conditions upon which the Corporation or the Acquired Corporation is effecting the Arrangement.

(vi)	The Arrangement Agreement is a valid and subsisting agreement in full force and effect, enforceable in accordance with its terms except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity where equitable remedies are sought.

(vii)	There are no Legal Proceedings in existence to which the Corporation is a party or to which the property of the Corporation is subject or, to the knowledge of the Corporation, contemplated or threatened against the Corporation, at law or in equity or before or by any Governmental Authority, which (i) could have a Material Adverse Effect on the business of the Corporation or its subsidiaries, the Acquired Corporation or its subsidiaries or the Arrangement; or (ii) questions the validity of the creation, issuance, sale or delivery of the Offered Subscription Receipts, the Underlying Shares or the validity of any action taken or to be taken by the Corporation or the Acquired Corporation pursuant to or in connection with this Agreement, the Subscription Receipt Agreement or the Arrangement Agreement.

(viii)	The Corporation will use its commercially reasonable efforts to satisfy the Escrow Release Conditions related to the closing of the Arrangement as contemplated under the Arrangement Agreement following the date hereof, and shall keep the Agent promptly informed of the status of the Arrangement and the satisfaction of the conditions thereof; provided that the Corporation shall not be obligated to waive any conditions to closing for its benefit under the Arrangement Agreement, or otherwise perform or cause to be performed any of the obligations of the other parties to the Arrangement Agreement set forth therein or in any of the agreements contemplated by the Arrangement Agreement.

(ix)	Concurrently with delivering an escrow release notice to the Subscription Receipt Agent, the Corporation will deliver to the Agent a certificate signed by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation (or such other officers as may be acceptable to Roth acting reasonably), in form and content satisfactory to Roth, acting reasonably, with respect to the satisfaction or waiver of all conditions precedent to closing of the Arrangement pursuant to the Arrangement Agreement other than the final condition precedent of payment of the purchase price for the Arrangement thereunder.

(b)	Effectiveness of the Registration Statement. The Registration Statement has become effective pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no Legal Proceedings for such purpose are pending before or, to the Corporation’s knowledge, threatened by the SEC.

(c)	No Material Misstatements or Omissions. (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the U.S. Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder, (iii) the Pricing Disclosure Package does not, and at the time of each sale of the Offered Subscription Receipts when the U.S. Prospectus is not yet available to potential Purchasers and at the Closing Date, the Pricing Disclosure Package, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Pricing Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (v) as of its date and as of the Closing Date, the U.S. Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Pricing Disclosure Package or the Prospectuses based upon information relating to the Agent furnished to the Corporation in writing by the Agent expressly for use therein. The Form F-X conforms in all material respects with the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act.

(d)	Compliance with Canadian Laws and Regulations. No cease trade order preventing or suspending the use of the Canadian Prospectus or preventing the distribution of the Offered Subscription Receipts or the Underlying Shares has been issued and no Legal Proceeding for that purpose has been initiated or, to the knowledge of the Corporation, threatened, by any of the Canadian Securities Commissions; as of their respective dates and upon filing with the Canadian Securities Commissions, the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus. The aggregate amount of all securities issued pursuant to the Canadian Final Base Shelf Prospectus does not and, upon completion of the Offering, will not exceed USD$150,000,000 being the maximum allowable amount thereunder. On the Closing Date and each Option Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, and (ii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date and each Option Closing Date full, true and plain disclosure of all material facts relating to the Offered Subscription Receipts, Underlying Shares and the Offering that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date and each Option Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To the Corporation’s knowledge, the Corporation is not a “related issuer” or “connected issuer” (as those terms are defined in NI 33-105 of the Canadian Securities Administrators) of any of the Agent.

(e)	Reporting Issuer and TSXV Status. The Corporation is a “reporting issuer” in the Qualifying Jurisdictions. The Corporation is in compliance in all material respects with the by-laws, rules and regulations of the TSXV and Nasdaq.

(f)	Eligible Issuer. The Corporation is an Eligible Issuer.

(g)	[Reserved.]

(h)	Incorporated Documents. The Documents Incorporated by Reference in the Offering Documents, when they were filed with the Canadian Securities Commissions, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further Documents Incorporated by Reference in the Canadian Offering Documents prior to the completion of the distribution of the Offered Subscription Receipts, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each document, if any, filed or to be filed pursuant to the U.S. Exchange Act and incorporated by reference in the Pricing Disclosure Package or U.S. Prospectus complied or will comply when so filed in all material respects with the U.S. Exchange Act, and did not or will not when so filed, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i)	No Marketing Materials. The Corporation has not provided any “marketing materials” (as such term is defined in NI 41-101) to any potential investors of Offered Subscription Receipts other than the terms sheets filed by the Corporation on SEDAR on March 29 and 30, 2023.

(j)	No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Subscription Receipts, the Underlying Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Corporation with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any Encumbrance upon any property or assets of the Corporation pursuant to the terms of any Contract or understanding to which the Corporation may be bound or to which any of the property or assets of the Corporation is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Corporation, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Corporation or of any Governmental Authority having jurisdiction over the Corporation, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(k)	Offered Subscription Receipts. The Offered Subscription Receipts and Underlying Shares have been authorized for issuance and, when issued in accordance with this Agreement and the Subscription Receipt Agreement, the Offered Subscription Receipts and Underlying Shares will be validly issued as fully paid securities of the Corporation. All of the Underlying Shares will be, at the Closing Time, duly and validly authorized and issued and will be fully paid and non-assessable Common Shares of the Corporation, and none of such Underlying Shares of the Corporation will have been issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation or of any other person.

(l)	Organization. The Corporation and each of its subsidiaries is, and will be, as of the Closing Date and Option Closing Date, duly organized, validly existing as a corporation and in good standing under the Laws of its jurisdiction of incorporation. The Corporation and each of its subsidiaries is, and will be, as of the Closing Date and Option Closing Date, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the Laws of each other jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such license or qualification and has all corporate power and authority necessary to own or hold its properties and to conduct its businesses as described in the Pricing Disclosure Package and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

(m)	No Subsidiaries. Except as disclosed in the Pricing Disclosure Package and the Prospectuses (or in any document incorporated by reference therein), the Corporation has no material subsidiaries.

(n)	Minute Books. All existing minute books of the Corporation, including all existing records of all meetings and actions of the board of directors (including, all board committees) from January 1, 2021 until the date hereof (collectively, the “Corporate Records”) have been made available to the Agent and the Agent’s Counsel, and all such Corporate Records are complete in all material respects. There are no material transactions, agreements or other actions of the Corporation or its subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in respect of the Corporation and its subsidiaries.

(o)	No Violation or Default. The Corporation and each of its subsidiaries is not (i) in violation of its articles or similar organizational documents in any material respect; (ii) in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Corporation is a party or by which the Corporation is bound or to which any of the property or assets of the Corporation is subject; or (iii) in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Corporation’s knowledge, no other party under any Material Agreements or Contracts, to which it is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

(p)	Enforceability of Agreements. All Material Agreements are legal, valid and binding obligations of the Corporation enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Corporation.

(q)	Authorization; Enforceability. The Corporation has full corporate power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(r)	No Material Adverse Effect. Subsequent to November 30, 2022, there has not been any Material Adverse Effect and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Effect except as disclosed in the Pricing Disclosure Package and the Prospectuses.

(s)	Filings. The Corporation has filed all documents or information required to be filed by it under Applicable Securities Laws and the rules, regulations and policies of the TSXV and the Nasdaq, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; the Corporation has not filed any confidential material change report that at the date hereof remains confidential.

(t)	Financial Information. The audited financial statements of the Corporation as at August 31, 2022 and August 31, 2021, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Corporation as of the dates indicated and the consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Corporation for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The Corporation does not have any liabilities or material obligations, whether contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) reflected in the Pricing Disclosure Package and the Prospectuses.

(u)	Acquired Corporation Financial Information. To the knowledge of the Corporation, the Acquired Corporation Financial Information fairly presents, in all material respects, in accordance with IFRS, consistently applied, the information purported to be shown thereby of the Acquired Corporation as at the dates thereof.

(v)	Write-Offs. The Corporation is not currently considering any material write-offs or write-downs with respect to any of the Acquired Corporation’s assets following completion of the Arrangement.

(w)	Independent Accountants. The Corporation’s Auditors, who have delivered their report with respect to the Financial Statements (as defined above and which term as used in this Agreement includes the related notes thereto), are independent public, certified public or chartered public accountants as required by applicable Canadian Securities Laws and are an independent registered public accounting firm within the meaning of the U.S. Securities Act and the Public Corporation Accounting Oversight Board (United States). Since January 1, 2017, there has not been any “reportable event” (as that term is defined in NI 51-102) with the Corporation’s Auditors or any other prior auditor of the Corporation.

(x)	Disclosure Controls. The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Management of the Corporation assessed its disclosure controls as of August 31, 2022 and concluded such disclosure controls and procedures were effective as of August 31, 2022.

(y)	Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Corporation has an authorized, issued and outstanding capitalization as set forth in or included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses as of the dates referred to therein (other than pursuant to outstanding rights or obligations under securities or contractual rights or the grant of additional options or restricted share units (“RSUs”) under the Corporation’s existing stock option or RSU plans, or changes in the number of outstanding Common Shares of the Corporation due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares and, in each case outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in, or included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses. The description of the securities of the Corporation in the Pricing Disclosure Package and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by or included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, the Corporation has not issued any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, no person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation; or (ii) the repurchase by or on behalf of the Corporation of any issued and outstanding securities of the Corporation.

(z)	Share Capital of the Corporation. The authorized capital of the Corporation consists of an unlimited number of Common Shares of which, as of the date hereof, 16,327,267 Common Shares were outstanding as fully paid and non-assessable shares in the capital of the Corporation.

(aa)	Voting or Control Agreements. To the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation.

(bb)	Restrictions on Business. The Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Corporation.

(cc)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Pricing Disclosure Package and the Prospectuses or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(dd)	No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Corporation of this Agreement, the issuance and sale by the Corporation of the Offered Subscription Receipts and the Underlying Shares, except for (i) the qualification of the Offered Subscription Receipts and the Underlying Shares for distribution in Canada by the filing of the Canadian Offering Documents and receipt of the relevant Prospectus Receipts therefore; and (ii) the approval of the TSXV and the notification to Nasdaq, and except as such as have been obtained or may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Offered Subscription Receipts and the Underlying Shares and the filing of the Canadian Prospectus.

(ee)	Transfer Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares and Computershare Trust Corporation, N.A. has been duly appointed as U.S. co-registrar and co-transfer agent for the Common Shares. The Subscription Receipt Agent has been duly appointed as registrar and transfer agent for the Offered Subscription Receipts.

(ff)	No Litigation. Except as disclosed in or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, there are no Legal Proceedings pending legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Corporation’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Corporation is a party or to which any property of the Corporation is subject that, individually or in the aggregate, if determined adversely to the Corporation, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement. Except as disclosed in or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, to the Corporation’s knowledge, no such Legal Proceedings are threatened or contemplated by any Governmental Authority or threatened by others.

(gg)	Material Agreements. Neither the Corporation nor, to the Corporation’s knowledge, any other party is in material default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would reasonably be expected to have a Material Adverse Effect on the Corporation.

(hh)	No Acquisition or Disposition. Other than the Arrangement, the Corporation has not completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Applicable Securities Laws.

(ii)	Intellectual Property Rights. Except as disclosed in or incorporated by reference in the Pricing Disclosure Package and the Prospectuses, the Corporation owns, possesses, licenses or has other rights to use all Intellectual Property, necessary for the conduct of its business as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.

(jj)	No Material Defaults. The Corporation has not defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(kk)	Title to Real and Personal Property. The Corporation is not aware of any defects, failures or impairments in the title of the Acquired Corporation to its assets, whether or not a Legal Proceeding is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on the Acquired Corporation.

(ll)	Environmental Laws. Except as set forth in the Pricing Disclosure Package and the Prospectuses:

(i)	to the knowledge of the Corporation, the Corporation is in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) applicable to the Corporation and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”); and

(ii)	the Corporation is in compliance in all material respects with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(mm)	Permits. Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Corporation has obtained all the material permits, certificates, and approvals which are required for its current operations.

(nn)	Insurance. The Corporation maintains insurance covering its properties, operations, personnel and businesses that the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and the business of the Corporation; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date. The Corporation has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Corporation.

(oo)	Employment Matters.

(i)	The Corporation is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(ii)	There has not been and there is not currently any labour disruption or conflict nor, to the knowledge of the Corporation, is any labour disruption or conflict threatened which would reasonably be expected to have a Material Adverse Effect.

(iii)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(iv)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation and the Financial Statements.

(v)	To the knowledge of the Corporation, no officer, director, employee or security holder of the Corporation has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(pp)	Related Party Transactions. Except as disclosed in the Pricing Disclosure Package and the Prospectuses:

(i)	the Corporation does not owe any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Corporation or its subsidiaries except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(ii)	except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Corporation is not a party to any Contractor understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it; and

(iii)	except for any participation in the Offering, none of the directors, officers or employees of the Corporation, any known holder of more than ten percent (10%) of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Corporation, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation or its business.

(qq)	Taxes. The Corporation has filed all federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in the Pricing Disclosure Package and the Prospectuses, no tax deficiency has been determined adversely to the Corporation which would have, individually or in the aggregate, a Material Adverse Effect. The Corporation has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Corporation.

(rr)	Investment Company Act. The Corporation is not nor, after giving effect to the offering and sale of the Offered Subscription Receipts and the application of the proceeds thereof as described in the Pricing Disclosure Package and the Prospectuses, as applicable, will be required to register as an “investment Company” or an entity “controlled” by an “investment Company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(ss)	Finder’s Fee’s. The Corporation has not incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Agent pursuant to this Agreement.

(tt)	No Improper Practices. (i) None of the Corporation, any of its subsidiaries or controlled affiliates, or, to the Corporation’s knowledge, any of the directors, officers, agents, affiliates or representatives of the Corporation or any of its subsidiaries or controlled affiliates, has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Laws) or taken any action in furtherance of an offer, a contribution or other payment, or promise to pay, or authorized or approved the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Corporation and each of its subsidiaries in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(uu)	Operations. To the knowledge of the Corporation, the operations of the Corporation are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corruption Laws, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no Legal Proceeding by or before any court or Governmental Authority involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(vv)	Sanctions.

(i)	Neither the Corporation nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Corporation’s knowledge, any agent, affiliate or representative of the Corporation or any of its subsidiaries, is a person that is, or is owned or controlled by a person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(ii)	The Corporation will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person: (i) to fund or facilitate any activities or business of or with any person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions, or (ii) in any other manner that will result in a violation of Sanctions by any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)	The Corporation and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(ww)	U.S. Status. The Corporation meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Subscription Receipts.

(xx)	Due Diligence Matters. All documents and information delivered and provided by or on behalf of the Corporation to the Agent as a part of its due diligence in connection with the Offering were complete and accurate in all material respects.

(yy)	TSXV and Nasdaq Listings. The Common Shares are listed for trading on the TSXV and the Nasdaq under the symbol “GAME”, and the Corporation has taken no action designed to delist the Common Shares from the TSXV or the Nasdaq, nor has the Corporation received any notification that the Canadian Securities Commissions, the SEC, the TSXV or the Nasdaq is contemplating terminating such registration or listing, as applicable. Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Corporation has complied in all material respects with the applicable requirements of the TSXV and the Nasdaq for maintenance of inclusion of the Common Shares thereon. As at the Closing Date, the Corporation will have obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSXV, the Nasdaq, the Canadian Securities Commissions and the SEC, where and as applicable, required for the listing and trading of the Underlying Shares subject only to satisfying its standard listing and maintenance requirements. The Corporation shall use commercially reasonable efforts to maintain the listing of its Common Shares (including for greater certainty the Underlying Shares) for trading on the Nasdaq and the TSXV and comply with the rules and policies of the Nasdaq and the TSXV for a period of two years from such listing date, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Common Shares ceasing to be so listed so long as the holders of the Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of Applicable Laws and the rules and policies of the Nasdaq and the TSXV.

8.	Indemnification

(a)	The Corporation (also referred to in this Section 8 as the “Indemnitor”) agrees to indemnify and hold harmless the Agent, its respective affiliates and subsidiaries, and its respective directors, officers, partners, agents, employees and shareholders and each other person, if any, controlling the Agent or its subsidiaries or affiliates directors, officers, employees and agents of the Agent (hereinafter referred to as the “Personnel” and together with the Agent and its respective affiliates and subsidiaries, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel but excluding any loss of profits (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the services performed by the Agent in connection with the Offering, whether performed before or after the Agent’s execution of the Agreement. The Indemnitor agrees to waive any right the Indemnitor may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting Claims on behalf of or in right of the Indemnitor for or in connection with the Offering except to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the negligence, willful misconduct, or other fraudulent act of such Indemnified Party. The Indemnitor will not, without the prior written consent of the Agent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(b)	Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the relevant Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except to the extent the Corporation is materially prejudiced by such omission. The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Indemnitor undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(c)	The Indemnitor agrees to reimburse the Agent for the time spent by its Personnel in connection with any Claim at its normal per diem rates. The Indemnified Parties may retain counsel to separately represent them in the defense of a Claim, which shall be at the Indemnitor’s expense if (i) the Indemnitor does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth in Section 8(b)), (ii) the Indemnitor agrees to separate representation, or (iii) the Indemnified Parties are advised by counsel that there is an actual or potential conflict in the Indemnitor’s and the Indemnified Parties’ respective interests or additional defenses are available to the Indemnified Parties, which makes representation by the same counsel inappropriate. Under no circumstances will the Corporation be required to pay the fees and disbursements of more than one counsel on behalf of the Indemnified Parties.

(d)	The indemnity provided for in this Section 8 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused primarily by the gross negligence, intentional fault or willful misconduct of the Indemnified Party.

(e)	If for any reason the indemnity provided for in this Section 8 is unavailable (other than in accordance with the terms hereof) to the Agent or any other Indemnified Party or insufficient to hold the Agent or any other Indemnified Party harmless in respect of a Claim, the Indemnitor shall, contribute to the amount paid or payable by the Agent or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agent or any other Indemnified Party on the other hand but also the relative fault of the Indemnitor, the Agent or any other Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agent or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Agent under the Agreement.

(f)	The Indemnitor hereby constitutes Roth as trustee for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity with respect to those persons and Roth agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

(g)	The obligations of the Indemnitor hereunder are in addition to any liabilities which the Indemnitor may otherwise have to the Agent or any other Indemnified Party, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Agent and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement or the completion of the Offering.

9.	Contribution

(a)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 8 would otherwise be available in accordance with its terms but is, for any reason (other than for circumstances described in Section 8(d)), held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnitor shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Subscription Receipts and other indirect and consequential damages) of the nature contemplated in this Section 9 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to not only reflect the relative benefits received by the Corporation on the one hand and the Agent on the other hand from the distribution of the Offered Subscription Receipts but also the relative fault of the Corporation on one hand and the Indemnified Parties on the other hand in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that the Corporation shall, in any event contribute to the amount paid or payable by the Agent or any other Indemnified Party as a result of such expense, loss, claim, damage or liability any excess of such amount over the amount of the fees received by the Agent hereunder.

(b)	In the event that the Indemnitor is held to be entitled to contribution from the Agent under the provisions of any Applicable Law, the Indemnitor shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Agent is responsible, as determined above; and

(i)	the amount of the aggregate fee actually received by the Agent from the Indemnitor hereunder, provided that the Agent shall not be required to contribute more than the fee actually received by the Agent.

(c)	With respect to Section 8 and this Section 9, the Corporation acknowledges and agrees that the Agent is contracting on its own behalf and as agent for its respective affiliates and subsidiaries and each of its respective directors, officers, partners, employees and shareholders, and each person, if any, controlling the Agent or any of its subsidiaries or affiliates and each shareholder of any Agent. Accordingly, the Corporation hereby constitutes the Agent as agent for each person who is entitled to the covenants of the Corporation contained in Section 8 and this Section 9 and is not a party hereto and the Agent agrees to accept such agent and to hold in trust for and to enforce such covenants on behalf of such persons.

10.	Covenants of the Corporation

(a)	The Corporation covenants and agrees with the Agent that:

(i)	the Corporation will advise the Agent, promptly after receiving notice thereof, of the time when each Offering Document has been filed, and will provide evidence satisfactory to the Agent of each such filing;

(ii)	between the date hereof and the date of completion of the distribution of the Offered Subscription Receipts, the Corporation will advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of:

A.	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents;

B.	the issuance by any Canadian Securities Commission, the SEC, the TSXV or the Nasdaq of any order having the effect of ceasing or suspending the distribution of the Offered Subscription Receipts or the Underlying Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any Legal Proceeding for any such purpose; or

C.	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or for additional information,

and the Corporation will use its commercially reasonable efforts to prevent the issuance of any order referred to in subparagraphs 10(a)(ii)A or 10(a)(ii)B above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(iii)	the Corporation will use its best efforts to have the Underlying Shares listed and admitted and authorized for trading on the TSXV and Nasdaq by the Closing Time;

(iv)	as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and the Corporation will use the net proceeds from the Offering for the purposes described in the Pricing Disclosure Package and the Prospectuses; and

(v)	the Corporation will not agree to: (i) any change to the aggregate purchase price for the Arrangement as set forth in the Arrangement Agreement; (ii) any changes to, or waivers of, any material condition to the closing of the Arrangement as set forth in the Arrangement Agreement; or (iii) any material changes to the terms of the Arrangement to the extent such terms are described in the Prospectus Supplement, in each case, without the consent of Roth, which consent may not be unreasonably withheld or delayed.

(b)	Prior to the completion of the distribution of the Offered Subscription Receipts and the Underlying Shares, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(c)	Except as contemplated by this Agreement, the Corporation will not, without the prior written consent of Roth (not to be unreasonably withheld), directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Corporation may (i) grant options or other securities pursuant to the Corporation’s employee stock option plan or other equity compensation plans provided that the exercise price thereof shall not be less than the Offering Price, and issue common shares upon the exercise of such options or vesting of such securities, (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Corporation outstanding on the date hereof, or (iii) issue equity securities in connection with one or more bona fide acquisitions by the Corporation in the normal course of business. In addition, the Corporation shall not file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Corporation or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

(d)	On or prior to the Closing Date for the Offering of the Initial Subscription Receipts, the Corporation will not amend its constating documents nor will it split, consolidate, or reclassify the Common Shares other than in connection with the Arrangement and on the terms publicly disclosed prior to the date hereof.

11.	All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any material breach or material failure to comply with any of the conditions set out in this Agreement shall entitle the Agent to terminate its obligations hereunder, by written notice to that effect given to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agent any such waiver or extension must be in writing and signed by the Agent.

12.	Termination by Agent

(a)	The Agent shall also be entitled to terminate its obligation to purchase the Offered Subscription Receipts by written notice to that effect to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable, if after the date hereof and prior to the Closing Time or Option Closing Time, as applicable:

(i)	there should occur any material change (as defined in the Securities Act (Ontario)) (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs or operations of the Corporation and its subsidiaries, taken as a whole, or there should be discovered any previously undisclosed material fact (as defined in the Securities Act (Ontario)) (other than a material fact related solely to the Agent) required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto, in each case which, in the reasonable opinion of the Agent, would be expected to have a significant adverse effect on the market price of value of the Common Shares; or

(ii)	there should develop, occur or come into effect or existence, any event, action, state, condition or major financial occurrence of national or international consequence, or any Law or a change thereof which, in the opinion of the Agent materially adversely affects or involves or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole; or

(iii)	any Legal Proceeding in relation to the Corporation or any of the directors or senior officers of the Corporation, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, threatened or publicly announced or any order is made under or pursuant to any statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, stock exchange, regulatory authority, agency or instrumentality or there is any enactment or change of Law, or interpretation or administration thereof, (unless solely based on the activities or alleged activities of the Agent), which in the reasonable opinion of the Agent, could operate to prevent or restrict the trading of the Offered Subscription Receipts or the Common Shares, including the Underlying Shares, or which seriously adversely affects, or will, or could seriously adversely affect the market price or value of the Offered Subscription Receipts, Underlying Shares or Common Shares; or

(iv)	the Corporation is in material breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes materially incorrect.

(b)	If this Agreement is terminated by the Agent pursuant to Section 12(a), there shall be no further liability on the part of the Agent or of the Corporation to the Agent, except in respect of any liability which may have arisen or may thereafter arise under Section 8, Section 9 and Section 17.

(c)	The right of the Agent to terminate its respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.

13.	Closing

The Closing of the purchase and sale of the Initial Subscription Receipts herein provided for shall be completed at 8:00 a.m. (Toronto time) on April 5, 2023 (respectively, the “Closing Time” and the “Closing Date”), or such other date and/or time as may be agreed upon in writing by the Corporation and the Agent, but in any event not later than April 21, 2023, at the offices of Fogler, Rubinoff LLP. In the event that the Closing Time has not occurred on or before April 21, 2023, this Agreement shall, subject to Section 12(b) hereof, terminate.

14.	Conditions of Closing and Option Closing

(a)	The obligations of the Agent under this Agreement are subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Corporation of its obligations under this Agreement and receipt by the Agent, at the Closing Time or Option Closing Time, as applicable, of the following, other than as provided below:

(i)	a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Agent, acting reasonably, from Fogler, Rubinoff LLP, in its capacity as the Corporation’s Canadian counsel, and from local counsel (only in respect of matters governed by laws of the Qualifying Jurisdictions where the Corporation’s Canadian counsel is not qualified to practice), as to matters of Canadian Law, addressed to the Agent and the Agent’s Counsel;

(ii)	a favourable legal opinion and negative assurance letter, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Agent, acting reasonably, from Dorsey & Whitney LLP, in its capacity as the Corporation’s U.S. counsel, addressed to the Agent;

(iii)	a negative assurance letter, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Agent, acting reasonably, from Polsinelli P.C., in its capacity as the Acquired Corporation’s U.S. securities counsel, addressed to the Agent;

(iv)	certificates or evidence of registration representing, in the aggregate, the Initial Subscription Receipts (and Additional Subscription Receipts, if applicable) in the name of CDS or its nominee or in such other name(s) as Roth shall have directed;

(v)	comfort letters from the Corporation’s Auditors dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letters referred to in Section 5(d)(i) with such changes as may be necessary from the comfort letters delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(vi)	comfort letters from the Acquired Corporation’s auditors dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letters referred to in Section 5(d)(ii) above with such changes as may be necessary from the comfort letters delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(vii)	the Corporate Finance Fee and 50% of the Agent Fee paid in accordance with the fourteenth paragraph of this Agreement;

(viii)	on the Closing Date, evidence satisfactory to Roth that (A) an application to list the Underlying Common Shares (including those issuable upon exercise of the Over-Allotment Option, if applicable) shall have been submitted to Nasdaq and (B) the Underlying Common Shares (including those issuable upon exercise of the Over-Allotment Option, if applicable) shall have been conditionally approved for listing on the TSXV;

(ix)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Agent, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Corporation since the date hereof which has not been generally disclosed, except for the offering of the Offered Subscription Receipts, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) that, to the knowledge of the persons signing such certificate, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no Legal Proceedings for such purpose are pending or are contemplated or threatened;

(x)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation or another officer acceptable to the Agent, acting reasonably, in form and content satisfactory to the Agent, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Initial Subscription Receipts and the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Underlying Shares, on the TSXV and Nasdaq and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;

(xi)	at the Closing Time, the Corporation’s directors and officers shall each have entered into lock-up agreements in form and substance satisfactory to Roth, evidencing their agreement to not, without the consent of Roth, which consent shall not be unreasonably withheld or delayed, offer, sell, or resell (or announce any intention to do so) any securities of the Corporation held by them or agree to or announce any such offer or sale for a period of ninety days following the Closing Date;

(xii)	at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of its Subsidiaries dated within one Business Day (or such earlier or later date as the Agent may accept) of the Closing Date;

(xiii)	a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent confirming the issued capital of the Corporation;

(xiv)	a letter from the Subscription Receipt Agent as to its appointment as the subscription receipt agent in respect of the Offered Subscription Receipts;

(xv)	an executed copy of the Subscription Receipt Agreement, in form and substance satisfactory to the Agent, acting reasonably;

(xvi)	the Arrangement Agreement shall not have been terminated or materially amended; and

(xvii)	such other documents as the Agent or counsel to the Agent may reasonably require.

15.	Over-Allotment Option

(a)	The Over-Allotment Option may be exercised by the Agent at any time, in whole or in part, by delivering notice to the Corporation not later than 12:00 p.m. (Toronto time) on the 30th day after the Closing Date, which notice will specify the number of Additional Subscription Receipts to be purchased by the Agent and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Subscription Receipts are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation); provided that if the Option Closing Date is the same as the Closing Date, such notice may be given by the Agent not less than 48 hours prior to the Closing Time. Subject to the terms of this agreement, upon the Agent furnishing this notice, the Agent will be committed to purchase and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Subscription Receipts indicated in the notice. Additional Subscription Receipts may be purchased by the Agent only for the purpose of satisfying over-allotments made in connection with the Offering.

(b)	In the event that the Option Closing Time occurs after the satisfaction of the Escrow Release Conditions, the Over-Allotment Option shall be exercisable for Common Shares rather than Subscription Receipts and all references to Subscription Receipts in relation to the Over-Allotment Option shall be deemed to be to Common Shares with appropriate modifications as required.

(c)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Subscription Receipts in respect of which the Agent is exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Fogler, Rubinoff LLP or at such other place as may be agreed to by the Agent and the Corporation.

(d)	At the Option Closing Time, the Corporation shall issue to the Agent that number of Additional Subscription Receipts in respect of which the Agent is exercising the Over-Allotment Option and either deliver certificates or evidence of registration representing such Additional Subscription Receipts or deposit with CDS or its nominee, if requested by Roth, the Additional Subscription Receipts electronically through the non-certificated inventory system of CDS against payment per Additional Subscription Receipt by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(e)	Concurrently with the deliveries and payment under paragraph (c), the Corporation shall pay the Agent Fee applicable to the Additional Subscription Receipts in the manner provided in the fourteenth paragraph of this Agreement against delivery of a receipt for that payment.

(f)	The obligation of the Agent to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

16.	Notice of Completion of Distribution

After the Closing Date or such earlier date agreed in writing between the Agent and the Corporation, the Agent shall:

(a)	use commercially reasonable best efforts to complete the distribution of the Offered Subscription Receipts as promptly as possible; and

(b)	give prompt written notice to the Corporation when, in the opinion of the Agent, they have completed distribution of the Offered Subscription Receipts, including notice as to the total proceeds realized in each of the Qualifying Provinces.

17.	Expenses

The Corporation will pay all expenses and fees in connection with the Offering, including, but not limited to: fees and disbursements of the Corporation’s legal counsel; all reasonable fees and expenses of the Agent’s Counsel, plus taxes and disbursements, such counsel to be acceptable to the Corporation acting reasonably; fees and disbursements of accountants and auditors; fees and disbursements of other applicable experts; expenses related to road-shows and marketing activities; printing costs; filing fees; stock exchange fees; out-of-pocket expenses of the Agent, including, but not limited to, its travel expenses in connection with due diligence and marketing activities; and taxes on all of the foregoing; provided, however, that the Agent’s legal fees in excess of USD$150,000 shall require prior written approval of the Corporation, such approval not to be unreasonably withheld, and any particular expense (other than fees and expenses of counsel) in excess of USD$5,000 shall be approved in writing by the Corporation before it is incurred. Expenses payable pursuant to this Agreement shall be payable upon receipt of a detailed invoice with respect thereto. At the option of Roth, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation on the Closing. Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the expenses as described in this Section 17.

18.	No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Subscription Receipts pursuant to this Agreement, including the determination of the Offering Price, the Offered Subscription Receipts and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Agent, on the other hand, (b) in connection with the Offering and the process leading to such transaction, the Agent is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) the Agent has not assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Corporation on other matters) and the Agent does not have any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Agent and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Agent has not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

19.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, addressed and sent to:

Engine Gaming and Media, Inc.
3000 – 77 King St. W. P.O. Box 95
TD Centre North Tower

Toronto ON M5K 1G8

Attention:	Lou Schwartz
Email:	lou@enginemediainc.com

with a copy to:

Fogler, Rubinoff LLP

77 King St. West, Suite 3000 P.O. Box 95
TD Centre North Tower

Toronto ON M5K 1G8

Attention:	Rick Moscone
Email:	rmoscone@fogler.com

(b)	If to the Agent, addressed and sent to:

Roth Canada, Inc.
130 King Street West, Suite 1921
Toronto, ON M5X 1E3

Attention:	Brady Fletcher
Email:	bfletcher@rothcanada.ca

with a copy to:

Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000, P.O. Box 53
Toronto, ON M5K 1E7

Attention:	Vanessa Grant
Email:	vanessa.grant@nortonrosefulbright.com

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered or sent by commercial courier to the addressee or sent by email to the addressee and:

(i)	a Notice which is couriered or personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(ii)	a Notice which is sent by email shall be deemed to be given at the time emailed, if emailed to the recipient on a Business Day and before 5:00 p.m. (local time) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time) on the next following Business Day.

20.	Actions on Behalf of the Agent

All steps which must or may be taken by the Agent in connection with this Agreement, with the exception of the matters contemplated by Section 8, Section 11, and Section 12, shall be taken by Roth and the execution of the Agreement by the Agent shall constitute the Corporation’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Subscription Receipts to, or to the order of, Roth.

21.	Survival

The representations, warranties, obligations and agreements of the Corporation and of the Agent contained herein or delivered pursuant to this Agreement shall survive the purchase by the Agent of the Offered Subscription Receipts for a period of two years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Agent of the Offered Subscription Receipts and the Agent shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Agent may undertake or which may be undertaken on the Agent’s behalf.

22.	Market Stabilization

In connection with the distribution of the Offered Subscription Receipts, the Agent may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Agent at any time.

23.	Press Releases

The Corporation shall provide the Agent with a copy of all press releases to be issued by the Corporation concerning the Offering prior to the issuance thereof and shall give the Agent a reasonable opportunity to provide comments on any such press release.

24.	Advertisements

The Corporation agrees, if requested by the Agent, to include a reference to the Agent and its role in any press release or other public communication issued by the Corporation with respect to the Offering. In any event, any press release issued by the Corporation after the execution of this Agreement until the earlier of the Closing and termination of this Agreement, shall be issued only after consultation with the Agent and in compliance with Applicable Laws. If the Offering is successfully completed, and provided the Agent is not in breach of any material provision hereof, the Agent will be permitted to publish, at its own expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as the Agent considers appropriate. The Corporation agrees that following the Closing Date, the Agent may place “tombstone” and other advertisements relating to its role in connection with the Offering.

25.	Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Subscription Receipts, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Agent with respect to the purchase and sale of the Offered Subscription Receipts.

26.	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws in force in the province of Ontario and the Federal Laws of Canada applicable therein.

27.	Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

28.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

29.	Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by email of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof all without the necessity of having to produce an original copy of such execution page.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Agent, upon which this letter as so accepted shall constitute an agreement among us.

(Signatures on the following pages)

ROTH CANADA, INC.

By:	/s/ “Brady Fletcher”
Name:	Brady Fletcher
Title:	President and Head of Investment Banking

[Signature Page to Agency Agreement]

The foregoing is accepted and agreed to as of the date first above written.

ENGINE GAMING AND MEDIA, INC.

By:	/s/ “Lou Schwartz”
Name:	Lou Schwartz
Title:	Chief Executive Officer

SCHEDULE A

PRICING TERMS INCLUDED IN THE PRICING DISCLOSURE PACKAGE

Number of Initial Subscription Receipts Offered by the Corporation: Up to 7,200,000

Number of Additional Subscription Receipts Offered by the Corporation: Up to 1,080,000

Offering Price per Subscription Receipt: USD$1.25

Agent’s Fee per Subscription Receipt: USD$0.0875

Expected Closing Date: April 5, 2023